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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                               Commission File Number  0-27462
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                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 11-K  [ ]Form 20-F [X] Form 10-Q [ ]Form N-SAR

For Period Ended:     June 30, 1998
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[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended:
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   Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

                        PART I - REGISTRANT INFORMATION

Full name of registrant  RISCORP, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

                          One Sarasota Tower, Suite 608, 2 North Tamiami Trail
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City, State and Zip Code  Sarasota, Florida 34236
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                      PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     On April 1, 1998, RISCORP, Inc. (the "Company") and certain of its subsidiaries consummated the sale of substantially all of their assets to Zenith Insurance Company and ceased substantially all of their former business operations. In connection with this sale and the cessation of its operations, the Company terminated all of its employees and outsourced its financial reporting functions. As a result of this transition of the financial reporting functions, as well as the required dedication of the Company's limited resources to necessary transitional and post-closing contractual matters, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 within the prescribed time period without unreasonable effort or expense.


                         PART IV.  OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

          Walter E. Riehemann           (941)           366-5015
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                  (Name)                (Area code)        (Telephone number)


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X] Yes  [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the discontinuation of operations discussed in response to Part III above, the results of operations for the quarter ended June 30, 1998 are expected to differ significantly from the quarter ended June 30, 1997. Given the Company's unique circumstances, an estimate of the results for the quarter ended June 30, 1998 would not be meaningful to the reader as a basis for comparison to any prior period results.



                                 RISCORP, Inc.
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                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 1998                By: /s/ Walter E. Riehemann
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                                        Walter E. Riehemann
                                        Senior Vice President and
                                         Secretary



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